Filed by BioPlus Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BioPlus Acquisition Corp.

Commission File No.: 001-41116

Heart & Rhythm Institute of Trinity and Avertix Announce Partnership to

Improve Cardiac Care and Patient Monitoring

The Avertix Guardian™ System, the first and only FDA approved implantable heart attack warning system, now available at the Heart & Rhythm Institute of Trinity, extending their commitment to redefining cardiac care in the Tampa, FL area

Dr. Luis R. Annoni-Suau, MD, FACC and Dr. Carlos J. Bayron successfully performed the first two Guardian implants at the Heart and Rhythm Institute of Trinity

EATONTOWN, N.J. and TRINITY, F.L., AUGUST 16, 2023 – Avertix Medical, Inc. (“Avertix” or the “Company”), a company focused on improving long-term management and outcomes of high-risk coronary disease in patients who have survived one or more heart attacks, and the Heart & Rhythm Institute of Trinity, an ambulatory surgery center created by ten of the top cardiologists in the Tampa Bay area, announced today they have entered into an agreement to make the Guardian™ System, the first and only FDA-approved implantable heart attack detection and warning system, available to the Heart & Rhythm Institute of Trinity and its collaborative group of cardiologists who work across seven cardiology practices and serve seven hospitals in the area. This partnership seeks to enhance the Heart & Rhythm Institute’s commitment to redefining the future of cardiac care with cutting-edge technology.

Avertix’s Guardian System is designed to detect acute coronary syndrome events, such as heart attacks—even silent and atypical symptomatic heart attacks—in real time. The implantable device is designed to continuously capture cardiac signals from inside the heart in order to provide life-saving alerts to patients and healthcare professionals, enabling seamless and personalized cardiac care. Indicated for patients with a prior acute coronary syndrome event, the Guardian System can help prevent unnecessary trips to the emergency room and provide patients with peace of mind. With its 24/7 monitoring and machine learning-powered patient-specific detection, the Guardian’s real-time insights offer an innovative solution that empowers both healthcare providers and patients to actively monitor and manage their cardiovascular health outcomes.

Dr. Luis R. Annoni-Suau, MD, FACS, a specialist in arrhythmia management, cardiac electrophysiology, cardiovascular disease at the West Coast Arrhythmia Center, and Dr. Carlos J. Bayron, MD, FACC, a specialist in interventional cardiology at Interventional Cardiology Consultants, successfully performed the first two Guardian implant procedures at the Heart & Rhythm Institute.

“As physicians, we firmly believe in the importance of patient education and the ability to empower our patients to live their healthiest lives day-to-day, outside of the clinic,” said Drs. Luis R. Annoni-Suau and Carlos J. Bayron. “For many cardiac patients, the risk of subsequent heart attacks brings a sense of fear to their lives. Thanks to the Guardian System’s innovative technology, patients with this implanted device are alerted to any irregularities that may signal a heart attack, so they can have peace of mind.”

According to the World Health Organization, cardiovascular diseases are the leading cause of death globally. In the U.S., the Centers for Disease Control and Prevention also reports that heart disease is the leading cause of death, with over 800,000 heart attacks every year, and approximately 25% of heart attack survivors will experience a second heart attack within five years of their first.

“We are pleased to announce the offering of our Guardian System at a leading cardiology ambulatory surgery center in the Tampa Bay area which is served by truly innovative physicians dedicated to providing the highest-quality care for their patients,” said Tim Moran, President and Chief Executive Officer of Avertix. “By expanding availability of the Guardian System, we are well positioned to deliver on our commitment to transforming cardiac care and improving quality of life for heart attack patients who often live in fear of a second heart attack.”

On May 3, 2023, Avertix Medical, Inc. and BIOS Acquisition Corporation (dba BioPlus Acquisition Corp.) (“BIOS”) (Nasdaq: BIOS), a special purpose acquisition company, announced that they entered into a definitive agreement for a business combination (the “Transaction”). Upon completion of the Transaction, the combined company’s common stock is expected to be listed on Nasdaq under the ticker symbol “AVRT.”

About The Guardian™ System

The Guardian System is implanted subcutaneously by a cardiologist or electrophysiologist during a low-risk, outpatient surgical procedure. The Guardian System’s proprietary algorithm uses machine learning to establish a patient’s baseline, then continuously records the heart’s electrical activity, 24/7, detecting and alerting for shifts in the ST segment, indicative of heart attacks. The Guardian System provides a more effective diagnosis of a life-threatening event when compared to patient symptoms alone.

About Avertix Medical, Inc.

Avertix is a cutting-edge medical device company offering the first and only FDA-approved Class III implantable device that can detect silent and atypical symptomatic heart attacks in real-time. With a robust portfolio of U.S. patents pertaining to Acute Coronary Syndrome (ACS) events, Avertix is at the forefront of innovation in cardiovascular care and is committed to improving patient outcomes and saving lives through advanced medical technologies. For more information, visit avertix.com.

About The Heart & Rhythm Institute of Trinity

The Heart & Rhythm Institute of Trinity is an Ambulatory Surgery Center created by ten of the most experienced and respected cardiologists in the Tampa Bay area. These physicians have specialties in diagnostic cardiology, interventional cardiology, peripheral vascular interventions, and all aspects of cardiac rhythm management. Together they have performed over 11,000 device implantations, 45,000 heart catheterizations, and 18,000 peripheral catheterizations.

About BIOS Acquisition Corporation

BIOS was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. It is focused on identifying opportunities in the healthcare industry across the U.S., EU, Israel and Australasia.

BIOS’ leadership and board differentially consists of recognized industry leaders, including CEOs, CFOs, COOs, CSOs, auditors, investors, bankers and experts covering all functional disciplines needed to maximize the value creation opportunity for a healthcare company. BIOS Acquisition Corporation brings over 200 years of collective experience in: (1) identifying, developing and marketing value creating healthcare assets, (2) private and public company financing and deal-making, 3) audit and accounting, and 4) advisory and board experience. The BIOS Acquisition Corporation team has demonstrated commitment to building valuable assets and can be leveraged as true long-term partners who can help maximize the value creation opportunity for a potential business combination.

Important Information

BIOS has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (as amended or supplemented, the “Registration Statement”), which includes a preliminary proxy statement/prospectus of BIOS, that when finalized in definitive format will be both the proxy statement to be distributed to holders of BIOS’ ordinary shares in connection with the solicitation of proxies for the vote by BIOS‘ shareholders with respect to the proposed Transaction and related matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Transaction. After the Registration Statement is declared effective, BIOS will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. BIOS shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with BIOS’ solicitation of proxies for its shareholders’ meeting to be held to approve the Transaction and related matters because the proxy statement/prospectus will contain important information about BIOS and Avertix and the proposed Transaction.

The definitive proxy statement/prospectus will be mailed to shareholders of BIOS as of a record date to be established for voting on the proposed Transaction and related matters. Shareholders may obtain copies of the proxy statement/prospectus, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: BioPlus Acquisition Corp., 260 Madison Avenue, Suite 800, New York, NY 10026 or by emailing info@Biosspac.com.

Forward-Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “would,” “plan,” “potential,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of present or historical fact included in this press release, regarding BIOS’ proposed acquisition of Avertix, BIOS’ ability to consummate the proposed transactions, the benefits of the partnership with the Heart & Rhythm Institute of Trinity, and among others, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Avertix’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: the inability of the parties to successfully or timely consummate the Transaction; the risk that the Transaction may not be completed by BIOS’ business combination deadline and the potential failure to obtain an extension of the business combination deadline by BIOS; failure to realize the anticipated benefits of the Transaction; failure to realize the anticipated benefits of the partnership with the Heart & Rhythm Institute of Trinity; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement; Avertix’s history of operating losses; Avertix’s ability to engage physicians to utilize and prescribe its solution; changes in reimbursement practices; technological changes in Avertix’s market; Avertix’s ability to protect its intellectual property; Avertix’s material weaknesses in financial reporting; and the Avertix’s ability to navigate complex regulatory requirements. Please carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the preliminary proxy statement/prospectus in the Registration Statement and other documents filed or that may be filed by BIOS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

There may be additional risks that neither BIOS nor Avertix presently know or that BIOS and Avertix currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect BIOS’ and Avertix’s expectations, plans or forecasts of future events and views as of the date of this document. BIOS and Avertix anticipate that subsequent events and developments will cause BIOS’ and Avertix’s assessments to change. However, while BIOS and Avertix may elect to update these forward-looking statements at some point in the future, BIOS and Avertix specifically assume no obligation and do not intend to do so, nor do they intend to revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law. These forward-looking statements should not be relied upon as representing BIOS’ and Avertix’s assessments as of any date subsequent to the date of this document. Neither BIOS nor Avertix gives any assurance that either BIOS or Avertix, or the combined company, will achieve its expectations. While we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Accordingly, undue reliance should not be placed upon the forward-looking statements as predictions of future events.

Participants in the Solicitation

This press release is not a solicitation of a proxy from any investor or securityholder. However, BIOS and Avertix and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from BIOS’ shareholders with respect to the proposed business combination and related matters. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of BIOS and Avertix relating to the Transaction in the preliminary proxy statement/prospectus contained in the Registration Statement. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Contacts

Media Relations

Sean Leous

ICR Westwicke

Sean.Leous@westwicke.com

+1-646-866-4012

Holly Windler

media@avertix.com

Investor Relations

Mike Cavanaugh

ICR Westwicke

Mike.Cavanaugh@westwicke.com

+1-617-877-9641